Ecopetrol Announces Its Results for the First Quarter of 2014

•	Net income and Ebitda increased compared with the fourth quarter of 2013, however, they were affected by lower production, price decreases and increase in variable costs.

•	Corporate Group’s subsidiaries and affiliates reported higher income.

•	One discovery of hydrocarbons in Colombia.

BOGOTA, April 30, 2014. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results1, both consolidated and unconsolidated, for the first quarter of 2014. The financial results were prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Summary of Ecopetrol S.A.’s financial results

Unconsolidated
(COP$ Billion)	1Q 2014 *	4Q 2013*	Var. %	1Q 2013*	Var. % **
Total sales	15,741.7	16,201.3	(2.8%)	14,771.8	6.6%
Operating profit	4,552.6	4,077.4	11.7%	5,145.3	(11.5%)
Net Income	3,225.9	2,629.7	22.7%	3,495.7	(7.7%)
Earnings per share (COP$)	78.46	63.96	22.7%	85.02	(7.7%)
EBITDA	7,704.6	5,268.4	46.2%	7,746.0	(0.5%)
EBITDA Margin	49%	33%		52%

Consolidated
(COP$ Billion)	1Q 2014 *	4Q 2013*	Var. %	1Q 2013*	Var. % **
Total sales	18,262.0	17,960.2	1.7%	16,745.7	9.1%
Operating profit	5,882.8	4,209.7	39.7%	5,553.9	5.9%
Net Income	3,287.4	2,426.5	35.5%	3,411.7	(3.6%)
EBITDA	7,793.0	4,901.4	59.0%	7,596.5	2.6%
EBITDA Margin	43%	27%		45%

* Not audited

** Between 1Q 2014 and 1Q 2013

1 Some figures in this release are presented in U.S. dollars (US$), as indicated. The financial results in the main body of this report have been rounded to one decimal place. Figures presented in COP$ billion are equivalent to COP$1 thousand million (COP$1,000,000,000). Additionally, some 2013 figures have been reclassified to be comparable to those of 2014.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

In the opinion of Ecopetrol S.A.’s CEO, Javier Gutiérrez:

The financial results of the first quarter of 2014 were better compared with those from the fourth quarter of 2013. The unconsolidated net income as well as the Ebitda increased 22.7% and 46.2% respectively.

The results of the first quarter of 2014 reflected the difficult operating conditions: there were 33 attacks on infrastructure, and blockades by some communities in different regions across Colombia. Due to this situation, we have experienced delays in execution of some E&P projects. In midstream, the operation of the Bicentenario oil pipeline has remained disrupted since February 20 and in the Caño Limon – Coveñas pipeline since March 25. As a consequence, average production reached 765.7 mboed falling 3.2% compared to the first quarter of 2013, and 1.8% compared to the last quarter of 2013.

The dollar sales price of crudes, products and gas declined 8.1%, 5.3% and 16.3%, respectively, versus the same period of 2013, as the result of international market conditions.

Higher variable costs were generated due to higher transportation fees, the cost of transporting by truck, increased purchases of ultra-low sulfur content diesel and diluent, among others.

The better results for the companies of the Corporate Group, came from the Midstream and Upstream segments, the latter posting a 5.0% growth in production.

We had several highlights during the quarter such as the discovery in the well Tibirita 1A in Llanos Orientales, the 11 most competitive bids for the blocks in Lease 231 in the Gulf of Mexico (U.S.), the 55 thousand barrel increase in the capacity of the San Fernando–Monterrey transport system, the achievement of 89% completion in the Reficar modernization project, and the two patents in Colombia for the production of biofuels. Additionally we also highlight the progress in projects such as the water flooding pilot in the Galan field and the CEOR pilot at the Yariguí field.

We are advancing in the initiatives to improve operating conditions, and the progress in the capex plan, including close cooperation and coordination with Government agencies such as the Military Forces, the Labor Ministry and Local governments. We have a dedicated multidisciplinary team with the objective of prioritizing and implementing the key projects.

As a closing, I would like to reiterate our commitment to overcome the operational difficulties and move forward with the projects that will allow us to continue along the path of growth.”

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

Ecopetrol presents its results for the first quarter of 2014

Table of Contents

I.	Financial Results	4
a.	Availability of Crude, Natural Gas and Refined Products	4
b.	Sales Volumes	5
c.	Crude, Refined Product and Natural Gas Prices	6
d.	Financial Results	7
e.	Cash Flow	10
f.	Balance Sheet	10
II.	Consolidated Financial Results	12
b.	Segment results	13
III.	Operating Results	15
a.	Investment plan	15
b.	Exploration	15
c.	Production	17
d.	Refining	18
e.	Transportation	19
IV.	Organizational Consolidation and Corporate Governance	21
a.	Organizational consolidation	21
b.	Corporate Responsibility	21
V.	First Quarter of 2014 Conference Calls	23
VI.	Additional Exhibits	24
VII.	Exhibits of Subsidiary Results and Shareholder Interest	30

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

3

I.	Financial Results

a.	Availability of Crude, Natural Gas and Refined Products

The availability of Ecopetrol S.A. crude, natural gas and refined products was the following:

Ecopetrol S.A. (unconsolidated)*

1) Crude Oil (mbod)	1Q 2014	1Q 2013	∆ (%)
(+) Net Production**	504.4	524.3	(3.8%)
(+) Purchases***	180.0	197.6	(8.9%)
(+) Diluent	78.7	64.7	21.6%
Total	763.1	786.6	(3.0%)

2) Natural Gas (mboed)	1Q 2014	1Q 2013	∆ (%)
(+) Net Production**	107.3	102.7	4.5%
(+) Purchases***	2.2	10.9	(79.8%)
Total	109.5	113.6	(3.6%)

3) Refined Products (mbd)	1Q 2014	1Q 2013	∆ (%)
(+) Production	227.0	219.7	3.3%
(+) Local Purchase	12.2	14.0	(12.9%)
(+) Imports	121.2	100.4	20.7%
Total	360.4	334.1	7.9%

* Does not include variation in inventories

** Does not include royalties

*** Includes royalties purshased from the National Hydrocarbon Agency (Agencia Nacional de Hidrocarburos, ANH), royalties from Ecopetrol and other companies, and local purchases from third parties

The main results of the first quarter of 2014 were:

•	Lower crude production (-19.9 mbod): see explanation on page 17.

•	Lower purchases of crude oil (-17.6 mbod):

o	Decreased royalty purchases driven by lower production in Colombia.

o	Decreased purchases from third parties due to: 1) lower transport capacity in the country’s southern region and 2) operational problems in crude fields operated by third parties.

•	Lower purchases of gas (-8.7 mboed):

o	Decreased royalty purchases in accordance with Resolution No. 877 of September 25, 2013, which establishes the cash collection by ANH from royalties and compensations due to the development of gas fields in lieu of in-kind payments of royalties.

o	Decreased purchases from third parties due to: 1) less availability of gas from the Payoa field operated by Petrosantander, and 2) higher quantity of gas owned by Ecopetrol for sale.

•	Decreased local purchases of refined products (-1.8 mbod): less availability of Reficar S.A. fuel as a result of the scheduled shut down of the Cartagena refinery starting March 3rd.

o	Increased imports (+20.8 mbod) of the following products:

o	Diluent: 1) increased inventories, and 2) decreased deliveries of naphtha produced at Barrancabermeja due to higher production of gasoline and jet fuel.

o	Diesel and Jet fuel: increased demand in Colombia.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

4

o	Industrials and Petrochemicals: imports of lubricants bases and other products for local supply.

b.	Sales Volumes

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (mboed)	1Q 2014	1Q 2013	∆ (%)
Crude Oil	56.2	22.9	145.4%
Natural Gas	80.4	59.9	34.2%
Gasoline	71.5	70.6	1.3%
Medium Distillates	118.6	111.1	6.8%
LPG and propane	15.0	14.2	5.6%
Fuel oil	3.4	1.9	78.9%
Industrial and Petrochemical	16.1	11.9	35.3%
Total Local Sales	361.2	292.5	23.5%

Export sales volume (mboed)	1Q 2014	1Q 2013	∆ (%)
Crude Oil	448.7	432.8	3.7%
Products	58.0	56.3	3.0%
Natural Gas	19.8	21.6	(8.3%)
Total Export Sales	526.5	510.7	3.1%

Sales to free trade zone (mboed)	1Q 2014	1Q 2013	∆ (%)
Crude Oil	38.0	76.0	(50.0%)
Products	2.7	3.0	(10.0%)
Natural Gas	5.4	3.2	68.8%
Total sales to free trade zone	46.1	82.2	(43.9%)

Total sales volume	933.8	885.4	5.5%

b.1) Market in Colombia: Sales to the Colombian market comprised 44% of total sales in the first quarter of 2014 (39% excluding sales to free trade zones):

The increase of 34.5%in local sales volumes in the first quarter of 2014 is explained mainly by:

o	Crude (+33.3 mbod): increase in sales to affiliates Hocol and Equión, thus making use of transportation synergies.

•	Natural Gas (+20.5 mboed): 1) increased availability of gas driven by the change in collection (collected in cash instead of in kind), 2) increased thermal generation owing to higher energy costs, and 3) increased sales to the industrial sector.

o	Medium distillates (+7.5 mbod): increase in demand for diesel and jet fuel.

o	Industrial and Petrochemical products (+4.2mbod): higher asphalt sales.

b.2) International market: Sales to the international market comprised 56% of total sales in the first quarter of 2014 (61% including sales to free trade zones):

The 3.1% higher exported volume in first quarter 2014 is explained as the net effect of:

•	Crude (+15.9 mbod): decreased deliveries to Reficar S.A. as a result of the shutdown of the crude unit, the current refinery´s last operating unit, starting March 3 of 2014. The decrease in deliveries caused an increase in the availability of crude for export.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

5

•	Products (+1.7 mbod): higher fuel oil production in the Barrancabermeja refinery due to a higher feedstock.

•	Natural Gas (-1.8 mboed): greater thermal supply to local market and less availability of Gibraltar and Guajira gas.

However, sales volumes to free trade zones fell 43.9% due to:

o	Crude (-38.0 mbod): as a result of a general scheduled shutdown at the Cartagena refinery to ensure the new refinery’s mechanical completion by December 2014.

The market diversification evidences the progress of the strategy of increasing the share in crude exports to Asia and Europe. There was also a growth in exports of fuel oil to the U.S. Gulf Coast and the Eastern Coast.

Export destinations - Crudes
Destination	1Q 2014	1Q 2013
Asia	44.4%	34.2%
U.S. Gulf Coast	25.4%	41.7%
Europe	14.4%	7.6%
U.S. West Coast	11.2%	7.0%
Central America / Caribbean	2.5%	3.5%
South America	2.1%	4.7%
U.S. East Coast	0.0%	1.3%
	100.0%	100.0%

Export destinations - Products
Destination	1Q 2014	1Q 2013
Central America / Caribbean	36.5%	38.5%
Asia	24.8%	45.2%
U.S. West Coast	14.2%	0.0%
U.S. East Coast	13.6%	16.3%
U.S. Gulf Coast	10.8%	0.0%
South America	0.1%	0.0%
	100.0%	100.0%

c.	Crude, Refined Product and Natural Gas Prices

Prices of crude references (Average, US$/Bl)	1Q 2014	1Q 2013	∆ (%)	∆ ($)
Brent	107.9	112.8	(4.3%)	($4.9)
MAYA	89.3	102.7	(13.0%)	($13.4)
WTI	98.7	96.5	2.3%	$2.2

Sales price (US$/Bl)	1Q 2014	1Q 2013	∆ (%)	∆ ($)	Sales Volume 1Q 2014
Crude oil basket	94.4	102.7	(8.1%)	(8.3)	542.9
Products basket	108.3	114.3	(5.2%)	(6.0)	285.1
Natural gas basket	27.7	33.1	(16.3%)	(5.4)	105.6

Crudes:

Between the first quarter of this year and the same period of last year, the sale price of the crude basket fell by US$8.3 per barrel as a result of:

•	The lower price of heavy and medium crudes (Maya crude fell US$13.5 per barrel and Brent fell US$4.8 per barrel) owing to an increase in the availability of Canadian crude in the U.S. Gulf Coast. The prices of medium crudes decreased due to higher exports from Iran and development of new fields in Irak.

During the first quarter of the year, the crude oil export basket of Ecopetrol was indexed to Brent (66%) and Maya (34%).

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

6

Products:

During the first quarter of 2014, the price of the product sales basket decreased US$6 per barrel versus the same period for last year, owing to lower international prices of fuels.

Natural gas:

During the first quarter of 2014, sale prices were reduced by US$5.4 per barrel equivalent due to the lower sales prices of Guajira and Cusiana-Cupiagua gas as a result of the price de-regulation (CREG Resolution of Aug. 15 / 2013).

d.	Financial Results

Unconsolidated Income Statement
(COP$ Billion)	1Q 2014*	1Q 2013*	∆ ($)	∆ (%)
Local Sales	5,839.8	4,660.7	1,179.1	25.3%
Export Sales	8,752.8	8,248.2	504.6	6.1%
Sales to free trade zone	773.2	1,409.5	(636.3)	(45.1%)
Sales of services	375.9	453.4	(77.5)	(17.1%)
Total Sales	15,741.7	14,771.8	969.9	6.6%
Variable Costs	8,060.2	6,781.2	1,279.0	18.9%
Fixed Costs	1,885.8	1,731.0	154.8	8.9%
Cost of Sales	9,946.0	8,512.2	1,433.8	16.8%
Gross profit	5,795.7	6,259.6	(463.9)	(7.4%)
Operating Expenses	1,243.1	1,114.3	128.8	11.6%
Operating Profit	4,552.6	5,145.3	(592.7)	(11.5%)
Non Operating Profit/Loss	371.0	151.2	219.8	145.4%
Income tax	1,697.7	1,800.8	(103.1)	(5.7%)
Net Income	3,225.9	3,495.7	(269.8)	(7.7%)

Earnings per share (COP$)	78.46	85.02	(6.56)	(7.7%)
EBITDA	7,704.6	7,746.0	(41.40)	(0.5%)
EBITDA Margin	49%	52%

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

The following is an explanation of the main variations in results:

Total sales in the first quarter of 2014 increased 6.6% (+COP$969.9 billion) despite the 8.5% reduction in average sale price compared to the same period of 2013. This was a result of:

o	Devaluation of the COP$/US exchange rate: +COP$1,551 billion.

o	Higher refined product sales volumes (+48.4 mboed): +COP$378 billion.

o	Decrease in the average basket of US$8.5 per barrel: -COP$882 billion.

Cost of sales in first quarter of 2014 increased 16.8% compared to the same period of 2013. This quarter is not comparable with the same quarter of 2013 given that by March of 2013 only the profit center scheme in Ocensa had been implemented and the Cenit model began operations in April.

o	Variable costs: increase of 19% (+COP$1,279 billion) owing to:

a)	Increases in:

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

7

o	Cost of hydrocarbon transport (+COP$674 billion) due to: 1) payment of fees for transporting by oil pipelines and multipurpose pipelines to Cenit, 2) payment of the fee for transportation through Bicentenario pipeline, 3) higher transport payment via oil pipeline to Ocensa and ODC (Oleoducto de Colombia) due to the change in business model from cost center to profit center with fees regulated by the Ministry of Mines starting February of 2013, and 4) greater use of tanker trucks to transport diluent and crude.

o	Crude, gas and refined product purchases (+COP$124 billion): owing to the combined effect of:

▪	Devaluation of 11.9% in the average exchange rate for the year compared to the average rate of the same period of last year: +COP$568 billion

▪	Net effect of lower average purchase price of –USD 6.4 per barrel due to lower international benchmark prices: -COP$445 billion.

o	Amortization and depletion of fields caused by the increase in investments in 2013 and the first quarter of 2014: +COP$113 billion.

o	Variation in inventory corresponding to higher sales in first quarter 2014 (5% more than in the same period of 2013): +COP$299 billion

b)	Reduction in:

o	Variable costs compared to the first quarter of 2013 due to a decrease of process materials for treatment as chemicals and catalysts, and lower energy consumption caused by the decrease in the production of direct fields: -COP$14 billion.

o	Fixed costs: increase of 9% (+COP$155 billion) as a consequence of:

a)	Increases in:

o	Ecopetrol contracted services owing to the higher cost of IT professional services, contracts relating to the pipeline infrastructure integrity plan, higher surveillance costs and other services: +COP$77 billion.

o	Well and pipeline maintenance: +COP$71 billion.

o	Labor costs due to an increase in personnel, the 3.66% wage increase starting July 2013, and employee retention policy increases: +COP$41 billion.

o	Partnership contracted services: +COP$32 billion.

b)	Reductions in:

o	Depreciations due to the transfer of transport assets to Cenit in April of 2013: -COP$41 billion

Operating expenses increased by COP$128 billion (+11%) compared to the same period a year ago, primarily as a result of:

•	Higher exploratory expenditures: +COP$176 billion.

•	Reversal of provisions: COP -$32 billion.

•	Others (mainly decrease in amortizations of intangible assets): -COP$16 billion.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

8

The operating margin in the first quarter of 2014 was 29% in comparison to 35% in the same period of 2013.

The non-operating result improved by COP$219.8 billion, which was the net result of:

•	Increased income of affiliates and subsidiaries: +COP$470 billion. The results of those companies (recorded by means of the equity method) increased from a profit of COP$154 billion in the first quarter of 2013 to a profit of COP$624 billion in the same period of 2014. This increase was the result of:

o	Midstream (+COP$378 billion): higher earnings generated by the fees set by the Ministry of Mines and Energy in Ocensa and ODC, and from the start-up of Cenit operations beginning in the second quarter of 2013.

o	Upstream (+COP$73 billion): mostly from an increase in production and volumes sold by Equion Energía Limited (+COP$58 billion) and Hocol S.A. (+COP$12 billion).

o	Downstream (+COP$16 billion): decrease in recorded losses, primarily the COP$2 billion income recorded by Propilco compared to its COP$9 billion loss in the first quarter of last year, and the increased earnings of Bioenergy resulting from a non-operating income of COP$6 billion (penalty to a contractor).

Equity Method: Net income per segment
(COP$ billion)
	1Q 2014	1Q 2013
Upstream	123.0	50.0
Midstream	594.0	216.0
Downstream	(111.0)	(128.0)
Corporate	18.0	16.0
Total	624.0	154.0

•	Decreased expenditures on retiree health and education: COP +$21 billion.

•	Exchange rate difference due to the devaluation of the COP in 2014 (mark to market of dollar denominated liabilities and net balance in dollars): COP -$143 billion.

•	Lower balance of securities portfolio: COP -$52 billion.

•	Increased interest expenditures owing to higher level of indebtedness: COP -$62 billion.

•	Lower dividends received in 2014 compared to 2013: COP -$12 billion.

The 5.7% decrease (+COP$103 billion) in income tax in the first quarter 2014 from the same period of 2013 is explained principally by the lower income during the first quarter of 2014. The effective tax rate was 34.5% compared to 34.0% in the same quarter of 2013.

Net income for the quarter reached COP$3,225 billion, 7.7% lower than in the first quarter of 2013. EBITDA in first quarter 2014 fell by 0.5% compared to the same period of 2013, and EBITDA margin was 49%, compared to 52% in the first quarter of the prior year.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

9

e.	Cash Flow

COP$ Billion*	1Q 2014	1Q 2013
Initial Cash	5,105.4	10,693.1
Cash generated from operations (+)	15,461.0	14,799.4
Cash used in operations (-)	(11,396.4)	(10,284.8)
Capex (-)	(3,104.8)	(2,980.9)
Acquisitions (-)	-	-
Dividend payments (-)	(1,309.9)	(3,915.4)
Equity offering (+)	-	-
New debt (+)	84.6	-
Other inflows (+/-)	313.2	173.1
Fx differences (+)	185.8	104.1
Final Cash	5,338.9	8,588.6

*For reporting purposes, balances in US$ are converted to COP$ monthly using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter.

As of March 31, 2014, Ecopetrol had COP$5,339 billion in cash and portfolio investments (35.8% denominated in U.S. dollars).

f.	Balance Sheet

Unconsolidated Balance Sheet

(COP$ Billion)	March 31, 2014	December 31, 2013	∆ $	∆ (%)
Current Assets	22,967.4	21,744.4	1,223.0	5.6%
Long Term Assets	92,689.5	92,296.8	392.7	0.4%
Total Assets	115,656.9	114,041.2	1,615.7	1.4%
Current Liabilities	27,236.2	18,562.9	8,673.3	46.7%
Long Term Liabilities	23,952.1	23,683.8	268.3	1.1%
Total Liabilities	51,188.3	42,246.7	8,941.6	21.2%
Equity	64,468.6	71,794.5	(7,325.9)	(10.2%)
Total Liabilities and Equity	115,656.9	114,041.2	1,615.7	1.4%

Debit Memorandum accounts	137,518.3	132,941.5
Credit Memorandum accounts	98,985.3	97,288.0

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

In the first quarter of 2014, assets increased by +COP$1,615.7 billion due mainly

a)	Increases in current assets of +COP$1,223.0:

•	Higher advances, payments and deposits (+COP$756.6 billion) stemming especially from: 1) advance payments and self-withholding industry and trade tax, sales tax and income tax for equity (CREE) to government entities of +COP$611.7 billion; and 2) advance payments for hydrocarbon transport services of +COP$69.7 billion.

•	Higher accounts receivables (+COP$465.9 billion) from: 1) dividends and interest stakes of +COP$767.7 billion, and 2) offset by lower accounts receivable of –COP$323.3 billion.

•	Net effect of reduction in temporary investments (-COP$32.1 billion) from the redemption and sale of securities, required to meet April’s local currency outflows.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

10

b)	Non-current assets increase of +COP$392.7 billion, as a result of:

•	Increase in non-current investments of +COP$1,501 billion from: 1) Equity investments of +COP$1,361 billion, notably the capitalizations, carried out during the first quarter of the year in Andean Chemical for +COP$537 billion, Cartagena Refinery for +COP$289 billion, Ecopetrol Global Energy for +COP$109 billion; 2) higher long term investment; and 3) greater investment in securities for +COP$24 billion.

•	Amortization of the equity tax and surcharge for the year 2014 for –COP$476.4 billion.

•	Decline in other assets of –COP$166 billion explained by: 1) goodwill amortizations of –COP$57.9 billion, and 2) a decline in intangibles from the transfer of assignment of rights to Cenit for –COP$90 billion.

•	Decline in natural resources and environment of -COP$454.6 billion, the net effect of amortization of fields –COL$881 billion and capitalizations and additions of natural resources of +COP$426 billion mainly in the following fields: Pauto, Rubiales, Cusiana, Caño Limón, Quifa Suroeste, Castilla Norte, Infantas, Castilla, Cupiagua, and Peguita.

At the close of the first quarter, liabilities represented 44% of assets, an increase of COP$8,941 billion from December 31, 2013, that was prinicipally the result of:

•	Higher accounts payable of COP$8,494.9 billion, mainly because of the payment of a shareholder dividend of COP$10,690 billion. This increase is partially offset by the final 2012 dividend payment to the Colombian Government made in January 2014 for COP$1,309 billion.

•	Higher taxes, contributions and rates of +COP$367 billion, due to especially the increase in the income tax provision of +COP331 billion (in February, the first income tax payment was made for –COP$1,367 billion).

•	Increase in financial obligations of +COP$262.1 billion: 1) additional disbursement of the Eximbank facility for +COP$85.9 billion, and 2) higher local currency value of dollar denominated debt bonds due to COP devaluation, +COP$145.9 billion.

•	Decrease in short-term financial obligations of –COP$-134 billion due to: 1) the first interest payment on the international bond issue in 2013 for –COP$-146 billion; 2) the interest payment on the local bond issue in February for –COP$-31 billion; 3) accrual of quarterly interests on financial liabilities, +COP$79 billion.

In comparison to December 2013, equity dropped by COP$7,325.9 billion to COP$64,468.6 billion. This decline is mainly the result of accrual of dividends in accordance with the 2013 earnings distribution of COP$10,690.3 billion, which was partially offset by earnings generated in the quarter of COP$3,325.8 billion.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

11

II.	Consolidated Financial Results[2]

a.	Income Statement and Balance sheet

Consolidated Income Statement

(COP$ Billion)	1Q 2014*	1Q 2013*	∆ ($)	∆ (%)
Local Sales	5,879.5	5,708.8	170.7	3.0%
Export Sales	11,735.0	10,479.5	1,255.5	12.0%
Sales of services	647.5	557.4	90.1	16.2%
Total Sales	18,262.0	16,745.7	1,516.3	9.1%
Variable Costs	8,431.1	7,756.8	674.3	8.7%
Fixed Costs	2,411.2	2,062.9	348.3	16.9%
Cost of Sales	10,842.3	9,819.7	1,022.6	10.4%
Gross profit	7,419.7	6,926.0	493.7	7.1%
Operating Expenses	1,536.9	1,372.1	164.8	12.0%
Operating Profit	5,882.8	5,553.9	328.9	5.9%
Non Operating Profit/Loss	(230.6)	(31.6)	(199.0)	629.7%
Income tax	2,111.2	1,994.8	116.4	5.8%
Minority interest	253.6	115.8	137.8	119.0%
Net Income	3,287.4	3,411.7	(124.3)	(3.6%)

EBITDA	7,793.0	7,596.5	196.5	2.6%
EBITDA Margin	43%	45%

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Consolidated Balance Sheet

(COP$ Billion)	March 31, 2014	December 31, 2013	∆ $	Δ (%)
Current Assets	30,406.0	28,509.0	1,897.0	6.7%
Long Term Assets	104,098.9	103,918.9	180.0	0.2%
Total Assets	134,504.9	132,427.9	2,077.0	1.6%
Current Liabilities	31,559.7	22,302.6	9,257.1	41.5%
Long Term Liabilities	35,161.0	34,432.4	728.6	2.1%
Total Liabilities	66,720.7	56,735.0	9,985.7	17.6%
Equity	63,053.2	71,119.2	(8,066.0)	(11.3%)
Minority interest	4,731.0	4,573.7	157.3	3.4%
Total Liabilities and Equity	134,504.9	132,427.9	2,077.0	1.6%

Debit Memorandum accounts	157,551.7	152,210.7
Credit Memorandum accounts	100,831.2	111,774.6

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

2  For purposes of consolidation of the first quarter, besides Ecopetrol, S.A. results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”).

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

12

The highest contributions to total sales among individual subsidiaries (without the effect of eliminations) during the first quarter of 2014 came from Hocol with COP$1,317.3 billion, Cartagena Refinery (Reficar) with COP$1,139.9 billion, Cenit with COP$746.5 billion, Ocensa with COP$699.6 billion, Equión with COP$648.6 billion, Propilco with COP$384.3 billion, and Bicentenario with COP$205.9 billion.

The highest earnings of the companies of the group came from Cenit with COP$593 billion, Ocensa with COP$409 billion, Equion with COP$168 billion, Hocol with COP$104 billion, O. Bicentenario with COP$56 billion and ODC with COP$57 billion. The highest net losses were reported by Ecopetrol América Inc. with COP$-64 billion, Refinería de Cartagena with COP$-58 billion and Ecopetrol Oleo e Gas do Brasil with COP$-18 billion.

Ecopetrol del Perú, Ecopetrol Oleo & Gas do Brasil, Ecopetrol América and Bioenergy have still not reported earnings either because they are in the pre-operating stage or have been conducting exploratory activities with no production to date (with the exception of Ecopetrol America).

In midstream, the financial results of all affiliates are consolidated at the business group level. Therefore, the financial information presented for Cenit corresponds to its individual results, and the earnings of the other transportation companies are accounted under the equity method.

By means of the asset participation method, Offshore International Group generated income of COP$13.5 billion, Ecodiesel of COP$1 billion, and Transgas of COP$0.7 billion, and Invercolsa of COP$-0.3 billion.

b.	Segment results

Quarterly Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013
Local Sales	1,919.1	2,113.8	5,377.2	5,441.9	259.9	320.5	(1,676.8)	(2,167.4)	5,879.5	5,708.8
Export Sales	10,595.7	9,892.4	1,823.0	1,940.0	9.7	1.8	(693.4)	(1,354.8)	11,735.0	10,479.5
Sales of services	16.3	15.3	25.7	27.3	1,672.3	1,011.0	(1,066.9)	(496.2)	647.5	557.4
Total Sales	12,531.1	12,021.5	7,225.9	7,409.2	1,941.9	1,333.3	(3,437.1)	(4,018.4)	18,261.9	16,745.6
Variable Costs	5,452.7	4,676.4	6,401.2	7,052.2	121.0	79.8	(3,543.8)	(4,051.7)	8,431.1	7,756.8
Fixed Costs	1,318.2	1,122.4	454.6	385.3	638.4	555.2	-	0.0	2,411.2	2,062.9
Cost of Sales	6,770.9	5,798.8	6,855.7	7,437.5	759.4	635.0	(3,543.8)	(4,051.6)	10,842.3	9,819.7
Gross profit	5,760.2	6,222.7	370.2	(28.3)	1,182.5	698.3	106.7	33.3	7,419.6	6,925.9
Operating Expenses	1,071.9	793.1	344.4	339.8	120.7	239.3	(0.1)	(0.0)	1,536.9	1,372.1
Operating Profit	4,688.3	5,429.6	25.8	(368.1)	1,061.8	459.0	106.8	33.3	5,882.7	5,553.8
Non Operating Loss	(83.2)	143.1	(104.8)	(134.3)	(46.8)	(29.8)	4.2	(10.7)	(230.6)	(31.6)
Income tax benefits (expense)	(1,684.3)	(1,876.0)	39.3	75.1	(476.2)	(193.9)	10.0	-	(2,111.1)	(1,994.8)
Minority interest	(82.5)	(26.4)	(0.3)	0.3	(170.7)	(89.6)	-	-	(253.6)	(115.8)
Net Income	2,838.3	3,670.3	(40.1)	(427.0)	368.1	145.7	121.0	22.6	3,287.4	3,411.6

EBITDA	6,268.5	7,058.9	360.4	(87.3)	1,057.7	592.2	106.4	32.7	7,793.0	7,596.5
EBITDA Margin	50.0%	58.7%	5.0%	(1.2%)	54.5%	44.4%	(3.1%)	(0.8%)	42.7%	45.4%

Upstream

Earnings for the first quarter of 2014 increased 4% compared to the same period of last year due primarily to: 1) a 38 thousand barrels per day rise in crude volumes sold (581 thousand barrels in first quarter of 2014 in comparison to 543 thousand barrels in the same period of last year), and 2) the 11% devaluation of the average COP/USD exchange rate.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

13

Cost of sales in the first quarter rose 17% due to:

•	A 17% increase in variable costs stemming from: a) higher purchases of naphtha due to a reduction in deliveries from the Barrancabermeja refinery; b) Higher transportation costs with the change in model to a benefit center charging the fees set by the Ministry of Mines for Ocensa and ODC in February 2013, and payment of the transport fee to Cenit, which began operations in April of 2013, and to Bicentenario oil pipeline, which began operations in November of 2013; c) Higher field amortization and depletion costs spurred by the increase in investments made in 2013 and since the beginning of 2014.

•	Growth of 17% in fixed costs due to increased services to wells in Caño Limón and an increase in subsoil maintenance costs in Castilla and Chichimene.

Operating expenditures were up by 35% and were mainly the result of:

•	The hiring in 2014 of security services to protect production fields.

•	Increased expenditures on unloading and filling facilities since the beginning of 2014 billed by Cenit.

•	Larger expenditures on studies and projects due to increased exploration activities.

As a result of the above, net income decreased 23% compared to the first quarter of 2013.

Downstream

Earnings in first quarter 2014 decreased 2% compared to the same period of the previous year. This was the result primarily of lower fuel prices, in line with international prices, and lower volumes sold by Reficar because of the scheduled shutdown at the Cartagena refinery.

Cost of sales of the segment decreased 8% owing to lower raw material prices (crude and imported products). The 18% increase in fixed costs was generated by an increase in non-deductible VAT registration and greater depreciation as a result of capitalizations of Barrancabermeja refinery projects.

Operating expenditures during the first quarter of 2014 were 1.4% higher than in 2013, comprised primarily of taxes, especially the equity tax. As a result, net loss was reduced 91%.

Midstream

Earnings for first quarter 2014 increased 46% due mainly to the new business model of Ocensa and Oleoducto de Colombia (changing from cost to profit centers). The start of operations of the Bicentenario oil pipeline in November of 2013 also increased the segment’s earnings in the first quarter of 2014.

The segment’s cost of sales rose 20% owing primarily to higher variable costs associated with higher volumes transported, mainly from heavy crude. The 15% increase in fixed costs is primarily due to the start of operations of the Bicentenario pipeline in November of 2013.

As the result of the above, net income in first quarter 2014 rose COP$222 billion compared with the same period of 2013.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

14

III.	Operating Results

a.	Investment plan

Ecopetrol´s Capex:

Capex (US$ million) 1Q 2014
Segment	Ecopetrol S.A.		Affiliates and Subsidiaries**	Total	Allocation by segment
Production	585.3		87.0	672.3	43.0%
Refining, Petrochemicals and Biofuels	49.3		449.0	498.3	31.9%
Exploration	83.5		140.0	223.5	14.3%
Transportation	10.7	*	146.0	156.7	10.0%
Corporate	12.9		0.0	12.9	0.8%
Supply and Marketing	0.3		0.0	0.3	0.0%
Total	742.0		822.0	1,564.0	100.0%

* Cenit reimburses Ecopetrol these investments

** Prorated according to Ecopetrol’s stake

During the first quarter of 2014, the corporate group made investments of US$1,564.0 million (47.7% in Ecopetrol S.A. and 52.6% in affiliates and subsidiaries).

Capex was allocated primarily to the following projects:

1) Production: drilling activities primarily in the Orinoquia region, and the construction of facilities, mainly in Castilla, Chichimene and Rubiales fields.

2) Downstream: Modernization project at the Cartagena refinery.

3) Exploration: acquisition of information by means of seismic programs and drilling of exploratory, stratigraphic and appraisal wells.

4) Midstream: optimizing the transport capacity of the Caño Limón–Coveñas pipeline and construction of facilities, mainly in the San Fernando Monterrey system, Ayacucho station and Bicentenario pipeline.

b.	Exploration

Exploration in Colombia (Ecopetrol and Hocol):

A3 Drilling in Colombia
1Q 2014

Company	Drilled	Hydrocarbon Presence*	In evaluation	Dry
Ecopetrol S.A.	5	1	2	2
Hocol S.A.	2	0	0	2
Total	7	1	2	4

*geological success

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

15

In addition to the drilling of seven exploratory wells (A3), during the first quarter of 2014 five stratigraphic and two appraisal wells (A1) were drilled. The following is a summary of the successful exploratory well drilled during the first quarter of 2014:

Quarter	Basin	Operator	Block	Well
1	Llanos	Ecopetrol S.A.	Caño Sur	Tibirita-1A

International exploration:

Ecopetrol América Inc:

During the first quarter of 2014, the well Aleatico #1 was drilled, which was sealed and abandoned because of operational issues. At the end of the first quarter, the company was drilling four exploratory wells: Deep Nansen (begun in 2013 and operated by Anadarko and in which Ecopetrol has 15% interest), Aleatico #2 (operated by Shell and in which Ecopetrol has 28.5% interest), Leon (operated by Repsol and in which Ecopetrol has 40% interest), and K2 Exploration Tail (operated by Anadarko and in which Ecopetrol has a 9.2% interest).

Ecopetrol America Inc. placed the most competitive bids for 11 blocks in the "Central Planning Area Lease Sale 231" round held in New Orleans (U.S.A.), partnering with Murphy Exploration and Production -USA in 7 blocks, and together with Murphy Exploration and Production USA and Venari Offshore LLC in 4 blocks.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

16

c.	Production

Ecopetrol´s gross production (including interests in affiliates and subsidiaries)

Gross* Oil and Gas Production

Ecopetrol S.A. (mboed)	1Q 2014	1Q 2013	∆ (%)	∆ (bls)
Crude Oil	587.8	620.1	(5.2%)	(32.3)
Natural Gas**	129.3	124.4	3.9%	4.9
Total	717.1	744.5	(3.7%)	(27.4)

Hocol (mboed)	1Q 2014	1Q 2013	∆(%)	∆(bls)
Crude Oil	22.5	21.5	4.7%	1.0
Natural Gas	0.2	0.0	N.D.	0.2
Total	22.7	21.5	5.6%	1.2

Savia (mboed)	1Q 2014	1Q 2013	∆(%)	∆(bls)
Crude Oil	6.0	5.5	9.1%	0.5
Natural Gas	0.5	0.2	150.0%	0.3
Total	6.5	5.7	14.0%	0.8

Equion (mboed)	1Q 2014	1Q 2013	∆(%)	∆(bls)
Crude Oil	9.9	11.0	(10.0%)	(1.1)
Natural Gas	7.7	6.5	18.5%	1.2
Total	17.6	17.5	0.6%	0.1

Ecopetrol America-K2 (mboed)	1Q 2014	1Q 2013	∆(%)	∆(bls)
Crude Oil	1.6	1.4	14.3%	0.2
Natural Gas	0.2	0.2	0.0%	0.0
Total	1.8	1.6	12.5%	0.2

Ecopetrol including affiliates and subsidiares	1Q 2014	1Q 2013	∆(%)	∆(bls)
Crude Oil	627.8	659.5	(4.8%)	(31.7)
Natural Gas	137.9	131.3	5.0%	6.6
Total Group's production	765.7	790.8	(3.2%)	(25.1)

* Gross production includes royalties

** Gas production includes white products

Ecopetrol S.A. production:

During the first quarter of 2014, the corporate group production fell by 3.2% compared to the same period of 2013, as a result of: 1) blockages to operations from communities, 2) lower availability of pipeline capacity due to terrorist attacks and pipeline maintenance, and 3) delays in the development of facilities of key projects.

Ecopetrol S.A. production per type of crude:

Production per type of crude*
mbod
	1Q 2014	1Q 2013	Δ (%)
Light	46.0	52.3	(12.0%)
Medium	210.7	218.7	(3.7%)
Heavy	331.1	349.1	(5.2%)
Total	587.8	620.1	(5.2%)
*Does not include subsidiaries

Lifting cost of Ecopetrol S.A.:

Lifting cost per equivalent barrel (produced by Ecopetrol S.A.) during the first quarter of 2014 was US$9.72 (based on the U.S. SEC methodology, which does not include royalties), US$0.34 per barrel more than in the same period of last year. This change was the net result of:

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

17

•	Higher costs (+US$1.27 per barrel) due to: 1) windfall profit clause which increased the cost of operations in partnership, 2) management and disposal of water, and 3) well maintenance.

•	Higher costs (+US$0.22 per barrel) owing to the lower volume of crude produced.

•	Lower costs (-US$1.15 per barrel) from devaluation of the COP/USD exchange rate.

d.	Refining

d.1) Barrancabermeja Refinery:

	1Q 2014	1Q 2013	∆ (%)
Refinery runs* (mbod)	223.2	216.8	3.0%
Utilization factor (%)	81.9%	79.9%	2.5%
* Includes volumes loaded in the refinery, not total volumes received.

Both the refinery’s throughput and utilization factors in the first quarter of 2014 increased compared to the same period of last year because of increased availability and the operational stability of the units.

By the end of the first quarter of this year, the modernization project was 18.4% complete, with detailed engineering making 7.7% progress and material purchases and contracting of services making 12.1% progress.

The Industrial Services Master Plan reached 86.0% completion as of March 31, 2014, among whose highlights was the continuation of the construction of works at the Cogeneration Unit, which is expected to be operational by the first quarter of 2015.

Costs and margins of the Barrancabermeja Refinery

The cash operating cost of the refinery for the first quarter of 2014 was US$5.71 per barrel, US$0.59 per barrel less that in the same period of last year, which was the result of:

•	Devaluation of the COP/USD exchange rate: -US$0.67 per barrel.

•	Lower costs from higher throughput at the refinery: -US$0.17 per barrel.

•	Higher operational costs associated with higher throughput: +US$0.25 per barrel.

	1Q 2014	1Q 2013	∆ (%)
Refining Margin (USD/bl)	16.3	15.6	4.5%

Gross refining margin in the first quarter of 2014 rose compared to the same period of the prior year given that the prices of crude had a greater reduction than the product prices.

d.2) Reficar (Cartagena Refinery):

	1Q 2014	1Q 2013	∆ (%)
Refinery runs* (mbod)	42.3	75.7	(44.1%)
Utilization factor (%)	21.6%	80.5%	(73.2%)
* Includes volumes loaded in the refinery, not total volumes received.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

18

Throughput at the refinery decreased in the first quarter of 2014 as a consequence of the scheduled shutdown of the crude unit since March as required by the modernization project.

The refinery's utilization factor in the first quarter of 2014 declined because of the scheduled shutdown of the cracking and the viscosity reduction units in January and February, and the crude unit shutdown in March, in order to facilitate the delivery of the new refinery under safe operational conditions.

	1Q 2014	1Q 2013	∆ (%)
Refining Margin (USD/bl)	4.8	6.0	(20.0%)

Gross refining margin in the first quarter of 2014 decreased compared to the same period of last year mainly because of the reduction in product yield of more valuable products such as diesel and gasoline (from 32% to 19% and from 35% to 29%, respectively).

As of March 31, 2014, the expansion and modernization project was 88.9% complete. The progress in each of the work streams was as follows:

Work Streams	Percentage
Detail engineering	100.0%
Procurement	99.9%
Module construction	100.0%
Construction (began October 2011)	76.1%

e.	Transportation

Transported volumes (mbod)	1Q 2014	1Q 2013	∆ (%)
Crude	952.5	956.3	(0.4%)
Refined Products	247.6	238.1	4.0%
Total	1,200.1	1,194.4	0.5%

In the first quarter of 2014, the total volume of crude transported by Cenit’s system and those of its affiliates fell slightly by 0.4% compared to the same quarter of last year, primarily due to: 1) lower volumes transported through the Ocensa and Oleoducto de Colombia systems due to the decrease in production, and 2) the impact on transportation operations of the Caño Limón–Coveñas and Transandino oil pipeline attacks. Out of the total volume of crude transported by oil pipeline, approximately 74.9% was Ecopetrol’s crude.

As for refined products, the volumes transported by Cenit S.A.S and affiliates during the first quarter of the year increased 4.0% compared to the same period of last year, as a result of a higher volume of naphtha, used for diluting heavy crude, transported by the Pozos Colorados – Galán system. Out of the total volume of products transported by multipurpose pipelines, 49.8% belonged to Ecopetrol.

Main Projects:

San Fernando–Monterrey: increase of transport capacity from 225 to 280 mbod.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

19

Cost per barrel transported:

Ecopetrol’s cost per barrel transported during the first quarter of 2014 was US$6.11 per barrel, a decrease of US$0.48 per barrel compared to US$6.59 per barrel in the same period of 2013, as a result of:

•	Lower costs due to higher volumes transported: -US$2.12/barrel.

•	Lower costs from the COP/USD exchange rate: -US$0.73/barrel.

•	Higher costs due to the change to profit center from cost center of transportation affiliates and subsidiaries since March of 2013: +US$3.33 per barrel.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

20

IV.	Organizational Consolidation and Corporate Governance

a.	Organizational consolidation

Health, safety and environment:

HSE*	1Q 2014	1Q 2013
Accident frequency index (accidents per million labor hours)	0.97	1.06
Environmental incidents	9	5

*Results are subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

Science and technology:

During the first quarter of 2014, the Superintendent of Industry and Trade granted Ecopetrol on behalf of the Colombian government two patents relating to the processes for producing biofuels.

Recognitions:

•	Ecopetrol was a finalist among the most admired companies worldwide for its management of knowledge, placing 26th out of the 150 companies nominated, an improvement of two spots at the global level since last year and three spots among oil and gas companies nominated.

•	For a second consecutive year, Ecopetrol was awarded the first place in the Social Business Responsibility category of the Accenture Innovation awards.

b.	Corporate Responsibility

Social investment:

In the first quarter of 2014, social investment amounted to COP$5,685 million, and were allocated as follows: 1) COP$2,975 million for citizenship and democracy, 2) COP$2,362 million for education and culture, and 3) COP$348 million for regional competitiveness.

The following are some of the highlights of the programs implemented:

•	214 families benefited from the project to supply drinkable water to the village of Yarima, municipality of San Vicente de Chucurí in Colombia.

•	289 people received training through the Training for the Future program.

•	43 companies have been strengthened in Cartagena and Barrancabermeja.

General Shareholder Meeting:

On March 26 of 2014, the General Shareholder Meeting was held with the participation of more than 12,000 shareholders. The main approvals were: 1) report of Ecopetrol’s external auditors, 2) appointment of Pricewaterhouse Coopers as external auditor for the fiscal year 2014, 3) approval of unconsolidated and consolidated financial statements as of December 31 of 2013, 4) approval of the earnings distribution project (dividend of COP$260 per share payable in one installment to minority shareholders starting April 28), and 5) election of the Board of Directors for the period 2014–2015, as follows:

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

21

Representatives from the Government of Colombia:

•	Minister of Finance and Public Credit (currently Mr. Mauricio Cardenas)
•	Minister of Mines and Energy (currently Mr. Amilkar Acosta)
•	Director of the National Planning Department (currently Ms. Tatyana Orozco)

Independent representatives:

•	Gonzalo Restrepo López
•	Joaquin Moreno Uribe
•	Jorge Pinzón Sanchez
•	Luis Fernando Ramírez Acuña
•	Horacio Ferreira Rueda (representative of hydrocarbons producing provinces)
•	Roberto Steiner Sampedro (representative of the minority shareholders)

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

22

V.	First Quarter of 2014 Conference Calls

Ecopetrol’s management will hold two conference calls to review the first quarter of 2014 results:

Spanish	English
May 2, 2014	May 2, 2014
10:00 a.m. Bogota	11:30 a.m. Bogota
11:00 a.m. New York / Toronto	12:30 p.m. New York / Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the site 10 minutes in advance in order to download the necessary software.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net equity. Ecopetrol is the only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its subsidiaries include: Andean Chemicals Limited, Bioenergy S.A, Bionergy Zona Franca S.A.S, Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S, COMAI, Ecopetrol América Inc, Ecopetrol del Perú S.A, Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Capital AG, Ecopetrol Global Energy, Ecopetrol Global Capital S.L.U, Ecopetrol Pipelines International Limited, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A, Oleoducto de los Llanos Orientales S.A- ODL, PROPILCO, Oleoducto Bicentenario de Colombia S.A.S, Oleoducto Central S.A - Ocensa , Oleoducto de Colombia S.A, Refinería de Cartagena S.A, Santiago Oil Company and Colombia Pipelines Limited. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%) and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE) under the ticker EC, and on the Toronto Stock Exchange (TSX) under the symbol ECP. The company has three business segments: 1) exploration and production 2) transport and 3) refining and petrochemicals.

Forwarding-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimate for operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the company’s future and its continuous use of capital to finance the company’s investment plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and the industry, among others; therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

23

VI. Additional Exhibits

Income Statement

Ecopetrol S.A.

COP$ Million	1Q 2014*	1Q 2013*	4Q 2013*
Income
Local Sales	5,839,825	4,660,719	5,327,057
Export Sales	8,752,838	8,248,181	8,898,526
Sales to free trade zone	773,156	1,409,533	1,116,503
Sale of Services	375,872	453,380	859,219
Total Income	15,741,691	14,771,813	16,201,305
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,907,044	3,297,233	3,159,294
Amortization and Depletion	919,104	806,166	131,765
Imported products	2,449,141	1,935,257	2,505,807
Hydrocarbon Transportation Services	1,397,160	722,774	1,301,089
Inventories and other	387,720	19,775	291,099

Fixed Costs
Depreciation	316,032	357,472	314,770
Contracted Services	662,653	553,378	925,995
Maintenance	364,203	293,248	697,358
Labor Costs	330,454	289,281	319,816
Other	212,494	237,614	428,941
Total Cost of Sales	9,946,005	8,512,198	10,075,934
Gross Profits	5,795,686	6,259,615	6,125,371
Operating Expenses
Administration	145,240	155,319	525,496
Selling and operational expenses	852,658	889,945	1,278,968
Exploration and Projects	245,161	69,068	243,499
Operating Income/Loss	4,552,627	5,145,283	4,077,408
Non Operating Income (expenses)
Financial Income	1,314,483	819,014	712,519
Financial Expenses	(1,296,101)	(590,878)	(642,464)
Interest expenses	(148,368)	(85,740)	(156,668)
Non Financial Income	52,317	50,293	(59,813)
Non Financial Expenses	(175,992)	(195,163)	(188,587)
Results from Subsidiaries	624,611	153,678	181,364

Income before income tax	4,923,577	5,296,487	3,923,759
Provision for Income Tax	1,697,749	1,800,806	1,294,098
Minority interest
Net Income	3,225,828	3,495,681	2,629,661

EBITDA	7,704,576	7,745,954	5,268,436
EBITDA MARGIN	49%	52%	33%
EARNINGS PER SHARE	$78.46	$85.02	$63.96

* Unaudited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

24

Income Statement

Ecopetrol Consolidated

COP$ Million	1Q 2014*	1Q 2013*	4Q 2013*
Income
Local Sales	5,879,480	5,708,771	5,981,860
Export Sales	11,734,951	10,479,493	11,128,813
Sale of Services	647,466	557,364	849,556
Total Income	18,261,897	16,745,628	17,960,229
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,761,399	4,006,293	3,671,180
Amortization and Depletion	1,039,950	937,110	127,237
Imported products	3,066,189	2,545,075	3,306,441
Hydrocarbon Transportation Services	350,642	294,235	339,308
Inventories and other	212,944	(25,896)	225,333

Fixed Costs
Depreciation	511,182	425,630	502,746
Contracted Services	695,406	560,493	962,219
Maintenance	480,781	370,026	932,674
Labor Costs	351,956	309,644	340,484
Other	371,853	397,111	610,716
Total Cost of Sales	10,842,302	9,819,721	11,018,338
Gross Profits	7,419,595	6,925,907	6,941,891
Operating Expenses
Administration	297,961	224,431	701,340
Selling and operational expenses	872,900	995,221	1,368,228
Exploration and Projects	365,998	152,417	662,658
Operating Income/Loss	5,882,736	5,553,838	4,209,665
Non Operating Income (expenses)
Financial Income	1,569,986	927,055	861,896
Financial Expenses	(1,542,513)	(707,739)	(759,597)
Interest expenses	(208,368)	(125,543)	(198,482)
Non Financial Income	128,723	68,450	97,663
Non Financial Expenses	(192,944)	(199,807)	(213,319)
Results from Subsidiaries	14,478	5,955	63,470
Income before income tax	5,652,098	5,522,209	4,061,296
Provision for Income Tax	2,111,150	1,994,804	1,479,253
Minority interest	253,567	115,780	155,538
Net Income	3,287,381	3,411,625	2,426,505

EBITDA	7,792,966	7,596,480	4,901,448
EBITDA MARGIN	43%	45%	27%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose. Not audited.

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

25

Balance Sheet

	Ecopetrol S.A.		Ecopetrol Consolidated
COP$ Million	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013

Assets
Current Assets
Cash and cash equivalents	4,722,884	3,901,277	9,511,484	8,841,438
Investments	615,537	1,469,255	1,330,673	1,659,308
Accounts and notes receivable	6,813,050	6,347,082	6,426,445	6,176,891
Inventories	2,602,048	2,560,491	3,293,102	3,259,399
Other	8,213,918	7,466,275	9,844,335	8,572,062
Total Current Assets	22,967,437	21,744,380	30,406,039	28,509,098
Non Current Assets
Investments	36,719,227	35,218,103	1,693,845	1,587,598
Accounts and notes receivable	1,599,460	1,594,709	540,144	520,056
Property, plant and equipment, net	20,250,706	20,286,196	46,041,973	44,998,680
Natural and environmental properties, Net	17,063,685	17,518,335	21,261,797	21,456,659
Resources delivered to administration	315,737	314,395	390,556	478,745
Other	16,740,718	17,365,110	34,170,558	34,877,158
Total Non Current Assets	92,689,533	92,296,848	104,098,873	103,918,896
Total Assets	115,656,970	114,041,228	134,504,912	132,427,994

Liabilities and Equity
Current Liabilities
Financial obligations	207,877	342,410	748,134	774,559
Accounts payable and related parties	16,832,439	8,337,525	18,236,939	9,539,934
Estimated liabilities and provisions	1,691,007	1,722,243	2,378,960	2,515,005
Other	8,504,910	8,160,751	10,195,669	9,473,129
Total Current Liabilities	27,236,233	18,562,929	31,559,701	22,302,627
Long Term Liabilities
Financial obligations	12,240,060	11,977,888	22,090,642	21,423,992
Labor and pension plan obligations	4,354,346	4,277,831	4,354,346	4,277,831
Estimated liabilities and provisions	4,935,050	4,914,864	5,290,159	5,163,819
Other	2,422,646	2,513,191	3,425,865	3,566,774
Total Long Term Liabilities	23,952,102	23,683,774	35,161,012	34,432,416
Total Liabilities	51,188,335	42,246,703	66,720,713	56,735,043
Minority Interest		-	4,731,000	4,573,748
Equity	64,468,635	71,794,525	63,053,199	71,119,203
		-
Total Liabilities and Shareholders' Equity	115,656,970	114,041,228	134,504,912	132,427,994

Memorandum Debtor Accounts *	137,518,284	132,941,485	157,551,650	152,210,701
Memorandum Creditor Accounts *	98,985,288	97,287,957	100,831,200	111,774,620

Notes

*	Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company. However, these accounts are not included in the Balance Sheet.

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

26

Cash Flow Statement

Ecopetrol S.A.

COP$ million	1Q 2014 *	1Q 2013*	4Q 2013*

Cash flow provided by operating activities:
Net income	3,225,828	3,495,681	2,629,665
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,329,428	1,260,275	529,107
Foreign Exchange	93,976	(48,617)	36,726
Provision for income tax	-	-	(105,502)
Net provisions	53,923	108,482	498,011
Disposal of property, plant and equipment	-	10,748	(1,381)
Recovery of Property, Plant and equipment	-	-	(37,246)
Loss for Good Will	-	-	353,012
Loss (gain) valuation of Investments	(1,556)	(153,678)	(1,567)
Loss (Income) from equity method on affiliated companies	(624,611)	(150,045)	(181,363)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(337,296)	(1,113,724)	(3,370,805)
Inventories	(43,158)	(393,163)	59,513
Deferred and other assets	659,193	408,111	24,589
Accounts payable and related parties	(1,057,286)	(683,977)	(323,988)
Taxes payable	297,434	263,469	2,547,861
Labor obligations	(21,262)	(27,062)	(250,327)
Estimated liabilities and provisions	(115,302)	20,686	423,039
Cash provided by operating activities	3,459,311	2,997,186	2,829,344

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	1,764	-	45,648
Purchase of investment securities	(1,471,607)	(3,473,540)	(548,191)
Dividends Received	-	-	17,559
Redemption of investment securities	1,002,920	4,046,184	2,399,603
Sale of property, plant and equipment	-	-	-
Sale of natural resources	-	-	-
Investment in natural and environmental resources	(502,757)	(468,117)	(1,399,840)
Additions to property, plant and equipment	(462,888)	(635,984)	(242,805)
Net cash generated by investing activities	(1,432,568)	(531,457)	271,974

Cash flows from financing activities:
Financial obligations	61,299	(47,994)	172,235
Capitalization	43	-	-
Dividends	(1,309,852)	(3,915,436)	(6,118,116)
Net cash used in financing activities	(1,248,510)	(3,963,430)	(5,945,881)

Net increase (decrease) in cash and cash equivalents	778,233	(1,497,701)	(2,844,563)
Foreign Exchange in cash and cash equivalents	43,374	22,556	(5,353)
Cash and cash equivalents at the beginning of the year	3,901,277	5,260,111	6,751,193
Cash and cash equivalents at the end of the year	4,722,884	3,784,966	3,901,277

NOTES:

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

27

Cash Flow Statement

Ecopetrol Consolidated

COP$ million	1Q 2014 *	1Q 2013*	4Q 2013*

Cash flow provided by operating activities:
Net income	3,287,378	3,411,625	2,426,504
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	253,567	115,780	155,537
Depreciation, depletion and amortization	1,728,028	1,674,653	685,147
Foreign Exchange	105,523	-	34,341
Provision for income tax	(31,509)	-	(133,073)
Net provisions	68,918	16,270	(6,133,358)
Loss for disposal of property, plant and equipment	95,955	10,748	352,314
Recovery of Property, Plant and equipment	-	-	(37,246)
Loss for Good Will	-	-	353,012
Loss (gain) valuation of Investments	(4,630)	-	15,163
Loss (Income) from equity method on affiliated companies	(14,478)	(5,955)	(63,470)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(2,365,212)	(884,563)	(5,153,980)
Inventories	(35,332)	(367,576)	(231,160)
Deferred and other assets	783,376	490,709	240,693
Accounts payable and related parties	(732,271)	(799,255)	1,243,416
Taxes payable	674,089	200,846	10,079,590
Labor obligations	(42,479)	(49,479)	(238,567)
Estimated liabilities and provisions	(136,025)	272,022	253,524
Cash provided by operating activities	3,634,898	4,085,825	3,848,387

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	-
Purchase of investment securities	(783,790)	(3,451,649)	(5,933)
Dividends Received	-	-	41,189
Redemption of investment securities	1,135,170	4,371,961	3,018,842
Sale of property, plant and equipment	5,502	-	(4,963)
Sale of natural resources	-	-	-
Investment in natural and environmental resources	(927,620)	(866,406)	(1,991,233)
Additions to property, plant and equipment	(1,239,307)	(1,805,456)	(1,775,004)
Net cash used in investing activities	(1,810,045)	(1,751,550)	(717,102)

Cash flows financing activities:
Minority interest	-	8,758	-
Financial obligations	118,104	747,645	76,069
Capitalization	43	-	-
Dividends	(1,341,273)	(3,848,860)	(5,956,948)
Net cash used in financing activities	(1,223,126)	(3,092,457)	(5,880,879)

Net increase (decrease) in cash and cash equivalents	601,727	(758,182)	(2,749,594)
Foreign Exchange in cash and cash equivalents	68,319	-	(29,082)
Cash and cash equivalents at the beginnig of the year	8,841,438	7,940,690	11,620,114
Cash and cash equivalents at the end of the year	9,511,484	7,182,508	8,841,438

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose. Not audited.

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

28

Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	1Q 2014 *	1Q 2013 *	4Q 2013*
RECONCILIATION NET INCOME TO EBITDA
Net Income	3,225,828	3,495,681	2,629,661
Depreciations, depletions and amortizations	1,329,428	1,260,275	529,108
Net Interest	90,684	28,241	43,806
Interest, Tax, Depreciations and Amortizations in subsidiaries	722,156	510,851	517,340
Other Taxes	638,731	650,100	254,423
Provision for income tax	1,697,749	1,800,806	1,294,098
UNCONSOLIDATED EBITDA	7,704,576	7,745,954	5,268,436

Ecopetrol Consolidated

COP$ Millions	1Q 2014 *	1Q 2013 *	4Q 2013*
RECONCILIATION NET INCOME TO EBITDA
Net income	3,287,381	3,411,625	2,426,505
Depreciations, depletions and amortizations	1,728,028	1,479,308	776,589
Net Interest	126,435	71,544	50,790
Minority interest	(196,346)	(135,837)	(153,590)
Other Taxes	736,318	775,036	321,902
Provision for income tax	2,111,150	1,994,804	1,479,252
CONSOLIDATED EBITDA	7,792,966	7,596,480	4,901,448

* Not audited

Some 2013figures were reclassified for the sake of comparison with 2014 figures

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

29

VII.	Exhibits of Subsidiary Results and Shareholder Interest

Note: The financial results of subsidiary companies have not been audited.

Exploration and Production

1.	Hocol:

Income Statement

(COP$ Billion)	1Q 2014	1Q 2013
Local Sales	22.5	0.1
Export Sales	1,294.8	770.9
Sales of services	-	-
Total Sales	1,317.3	771.0
Variable Costs	975.1	516.6
Fixed Costs	128.1	88.8
Cost of Sales	1,103.2	605.4
Gross profit	214.1	165.6
Operating Expenses	45.8	22.6
Operating Profit	168.3	143.0
Non operating, net	(12.6)	(5.0)
Profit/(Loss) before taxes	155.7	138.0
Income tax	51.3	46.6
Net Income/Loss	104.4	91.4

TOTAL EBITDA *	275.0	240.8
EBITDA margin	20.9%	31.2%
EBITDA to EC GROUP**	275.0	240.8

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

(COP$ Billion)	As of March 31, 2014	As of December 31, 2013
Current Assets	1,413.7	1,131.9
Long Term Assets	2,377.0	2,394.0
Total Assets	3,790.7	3,525.9
Current Liabilities	1,228.8	1,080.5
Long Term Liabilities	238.8	236.6
Total Liabilities	1,467.6	1,317.1
Equity	2,323.1	2,208.8
Total Liabilities and Shareholders´ Equity	3,790.7	3,525.9

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

30

2.	Savia Perú:

Income Statement

US$ million	1Q 2014	1Q 2013
Export Sales	93.3	88.3
Total Sales	93.3	88.3
Variable Costs	25.9	27.9
Fixed Costs	18.7	21.9
Cost of Sales	44.6	49.8
Gross profit	48.7	38.5
Operating Expenses	15.1	16.6
Operating Profit	33.6	21.9
Profit/(Loss) before taxes	33.6	21.9
Income tax	90.0	5.8
Deferred taxes	1.4	1.8
Net Income/Loss	23.2	14.4

EBITDA	51.4	43.6
EBITDA margin	55%	49%

Balance Sheet

US$ million	As of March 31, 2014	As of December 31, 2013
Current Assets	202.3	190.6
Long Term Assets	799.4	699.3
Total Assets	1,001.7	889.8
Current Liabilities	295.9	238.9
Long Term Liabilities	88.8	117.0
Total Liabilities	384.7	355.9
Equity	617.0	534.0
Total Liabilities and Shareholders´ Equity	1,001.7	889.8

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

31

3.	Equion:

Income Statement

(COP$ Billion)	1Q 2014	1Q 2013
Local Sales	72.6	48.4
Export Sales	576.0	389.7
Total Sales	648.6	438.1
Variable Costs	404.7	268.8
Fixed Costs	29.1	30.2
Cost of Sales	433.8	299.0
Gross profit	214.8	139.1
Operating Expenses	22.8	17.4
Operating Profit	192.0	121.7
Non operating, net	52.1	21.3
Profit/(Loss) before taxes	244.1	143.0
Income tax	75.7	89.1
Net Income/Loss	168.4	53.9

TOTAL EBITDA *	303.0	199.0
EBITDA margin	46.7%	45.4%
EBITDA to EC GROUP**	155.0	101.5

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

(COP$ Billion)	As of March 31, 2014	As of December 31, 2013
Current Assets	2,536.0	1,981.2
Long Term Assets	1,845.2	1,850.6
Total Assets	4,381.2	3,831.8
Current Liabilities	1,217.8	848.8
Long Term Liabilities	186.5	172.9
Total Liabilities	1,404.3	1,021.7
Equity	2,976.9	2,810.1
Total Liabilities and Shareholders´ Equity	4,381.2	3,831.8

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

32

Refining and Petrochemical

1.	Propilco:

Sales volume (tons)	1Q 2014	1Q 2013
Polypropylene	91,033.4	86,000.6
Polypropylene marketing for COMAI	3,119.8	2,854.0
Polyethylene marketing	5,218.3	3,908.3
Total	99,371.5	92,762.9

Income Statement

(COP$ Billion)	1Q 2014	1Q 2013
Local Sales	149.7	155.2
Export Sales	234.6	159.5
Total Sales	384.3	314.7
Variable Costs	321.5	269.1
Fixed Costs	27.6	28.0
Cost of Sales	349.1	297.1
Gross profit	35.2	17.6
Operating Expenses	35.9	25.5
Operating Profit	(0.7)	(7.9)
Non operating, net	4.5	1.3
Profit/(Loss) before taxes	3.8	(6.6)
Income tax	1.4	0.7
Net Income/Loss	2.4	(7.3)

TOTAL EBITDA *	22.7	15.0
EBITDA margin	5.9%	4.8%
EBITDA to EC GROUP**	22.7	15.0

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	As of March 31, 2014	As of December 31, 2013
Current Assets	740.5	705.4
Long Term Assets	509.4	518.6
Total Assets	1,249.9	1,224.0
Current Liabilities	482.9	448.6
Long Term Liabilities	71.5	81.2
Total Liabilities	554.4	529.8
Equity	695.5	694.2
Total Liabilities and Shareholders´ Equity	1,249.9	1,224.0

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

33

2.	Reficar:

Sales Volume (mbd)	1Q 2014	1Q 2013
Local	35.1	49.4
International	38.9	51.6
Total	74.0	101.0

Ecopetrol sales price to Free Trade Zone* (US$/Bl)	1Q 2014	1Q 2013	∆ (%)	Sales volume (mboed) 1Q 2014
Crudes sold to free trade zone	102.1	108.5	(5.9%)	38.0
Products sold to free trade zone	98.0	103.0	(4.9%)	2.7
Gas sold to free trade zone	30.8	33.1	(6.9%)	5.4

* Free trade zone = Reficar

Income Statement

(COP$ Billion)	1Q 2014	1Q 2013
Local Sales	515.9	1,013.1
Export Sales	624.0	925.1
Total Sales	1,139.9	1,938.2
Variable Costs	1,091.8	1,896.4
Fixed Costs	40.4	61.0
Cost of Sales	1,132.2	1,957.4
Gross profit	7.7	(19.2)
Operating Expenses	60.0	59.1
Operating Profit	(52.3)	(78.3)
Non Operating income	51.7	21.7
Non Operating expenses	(57.1)	(60.7)
Profit/(Loss) before taxes	(57.7)	(117.3)
Income tax	0.7	0.6
Net Income/Loss	(58.4)	(117.9)

TOTAL EBITDA*	6.7	(57.80)
EBITDA margin	0.6%	(3.0%)
EBITDA to EC GROUP**	6.7	(57.8)

* EBITDA (COLGAAP) contribution to EC group

** Total EBITDA of the company under COLGAAP

Balance Sheet

COP$ Billion	As of March 31, 2014	As of December 31, 2013
Current Assets	1,472.8	1,842.2
Long Term Assets	13,964.4	13,059.3
Total Assets	15,437.2	14,901.5
Current Liabilities	971.0	1,322.4
Long Term Liabilities	9,576.1	9,014.3
Total Liabilities	10,547.1	10,336.7
Equity	4,890.1	4,564.8
Total Liabilities and Shareholders´ Equity	15,437.2	14,901.5

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

34

Transport

1.	Cenit

The financial information presented corresponds to Cenit individually, recognizing application of the participation method to the earnings of the other transport companies of the business group.

Income Statement

(COP$ Billion)	1Q 2014	1Q 2013
Sales of services	746.5	-
Total Sales	746.5	-
Variable Costs	28.1	-
Fixed Costs	427.9	-
Cost of Sales	456.0	-
Gross profit	290.5	-
Operating Expenses	22.0	5.1
Operating Profit	268.5	(5.1)
Non operating, net	395.3	131.1
Profit/(Loss) before taxes	663.8	126.0
Income tax	70.8	-
Net Income/Loss	593.0	126.0

TOTAL EBITDA *	756.8	126.1
EBITDA margin	101.4%	0.0%
EBITDA to EC GROUP**	756.8	126.1

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	As of March 31, 2014	As of December 31, 2013
Current Assets	1,218.90	1,085.00
Long Term Assets	20,810.30	20,267.10
Total Assets	22,029.20	21,352.10
Current Liabilities	1,932.00	1,150.10
Long Term Liabilities	132.30	116.90
Total Liabilities	2,064.30	1,267.00
Equity	19,964.90	20,085.10
Total Liabilities and Shareholders´ Equity	22,029.2	21,352.1

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

35

Biofuels

1.	Ecodiesel

Sales volume (mboed)	1Q 2014	1Q 2013
Biodiesel	2.3	2.1
Glycerin	0.2	0.2
Total	2.5	2.3

Income Statement

(COP$ Billion)	1Q 2014	1Q 2013
Domestic sales	78.2	66.2
Sales of services	-	-
Total Sales	78.2	66.2
Variable Costs	66.7	55.5
Fixed Costs	-	-
Cost of Sales	66.7	55.5
Gross profit	11.5	10.7
Operating Expenses	2.8	2.2
Operating Profit	8.7	8.5
Non operating, net	(0.5)	(1.3)
Profit/(Loss) before taxes	8.2	7.2
Income tax	1.4	0.3
Net Income	6.7	6.9

EBITDA	10.2	9.9
EBITDA margin	13.0%	14.9%

Balance Sheet

COP$ Billion	As of March 31, 2014	As of December 31, 2013
Current Assets	68.2	66.7
Long Term Assets	89.0	80.5
Total Assets	157.2	147.2
Current Liabilities	55.6	63.9
Long Term Liabilities	29.9	45.8
Total Liabilities	85.4	109.7
Equity	71.8	37.5
Total Liabilities and Shareholders' Equity	157.2	147.2

Dirección de Relacionamiento con el Inversionista Tel: 2345190, correo electrónico: investors@ecopetrol.com.co www.ecopetrol.com.co

36